UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)*

TMC the metals company Inc.

(Name of Issuer)

TMC Common Shares without par value

(Title of Class of Securities)

87261Y 106
(CUSIP Number)

Cornelis Kooger

Route de Pra de Plan 18, Case Postale 411
1618 Châtel-Saint-Denis
Switzerland

+41 21 948 3500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 18, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87261Y 106

1	NAME OF REPORTING PERSON Allseas Group S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,701,648(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,701,648(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,701,648(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%(2)
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 87261Y 106

1	NAME OF REPORTING PERSON Allseas Investments S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,701,648(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,701,648(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,701,648(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%(2)
14	TYPE OF REPORTING PERSON CO; HC

CUSIP NO. 87261Y 106

1	NAME OF REPORTING PERSON Argentum Cedit Virtuti GCV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,701,648(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,701,648(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,701,648 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%(2)
14	TYPE OF REPORTING PERSON PN; HC

CUSIP NO. 87261Y 106

1	NAME OF REPORTING PERSON Stichting Administratiekantoor Aequa Lance Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,701,648(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,701,648(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,701,648(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%(2)
14	TYPE OF REPORTING PERSON CO; HC

CUSIP NO. 87261Y 106

1	NAME OF REPORTING PERSON Edward Heerema
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,701,648(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,701,648(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,701,648(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%(2)
14	TYPE OF REPORTING PERSON IN; HC

(1)        Includes 22,701,648 common shares ("TMC Common Shares") of TMC the metals company Inc. (the “Issuer”) held by Allseas Group S.A. Excludes shares of TMC Common Shares issuable upon the exercise of 11,578,620 warrants of the Issuer, contingent upon successful completion the pilot mining test system.

(2)        The percentage is based upon 265,137,135 shares of TMC Common Shares issued and outstanding as of August 16, 2022 (227,158,455 shares outstanding as disclosed in the Issur's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2022 plus 37,978,680 shares issued in a private placement on August 18, 2022).

(3)       Includes (i) 22,701,648 shares of TMC Common Shares held by Allseas Group S.A. and (ii) 1,000,000 shares of TMC Common Shares held by Argentum Cedit Virtuti GCV. Excludes shares of TMC Common Shares issuable upon the exercise of 11,578,620 warrants of the Issuer, contingent upon successful completion the pilot mining test system.

Explanatory Note

This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is being filed jointly by (i) Allseas Group S.A. ("AGSA"), by virtue of its director ownership of 22,701,648 shares of TMC Common Shares, (ii) Allseas Investments S.A. ("AISA"), by virtue of its ownership of AGSA, (iii) Argentum Cedit Virtuti GCV ("ACV"), by virtue of its direct ownership of 1,000,000 shares of TMC Common Shares and its ownership of AGSA and AISA, (iv) Stichting Administratiekantoor Aequa Lance Foundation ("Aequa Lance Foundation"), by virtue of its ownership of AGC, and (v) Edward Heerema, by virtue of his ownership of Aequa Lance Foundation (the foregoing collectively, the “Reporting Persons”), and amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on September 21, 2021 (the "Original Filing"), as amended by Amendment No. 1 filed on December 2, 2021 (as amended, the "Schedule 13D"). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Original Filing.

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 of the Schedule 13D is hereby supplemented by adding the following additional information:

On December 24, 2021, AGSA acquired 300,000 shares of TMC Common Shares at a price of $2.00 per share in a privately negotiated transaction. On August 18, 2022, AGSA acquired 6,250,000 shares of TMC Common Shares at a price of $0.80 per share in a privately negotiated transaction.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

The responses to Item 2 of the Schedule 13D are incorporated by reference herein. The following information is as of the date hereof and assumes there are 265,137,135 shares of TMC Common Shares outstanding, based on the information furnished by the Issuer.

AGSA and AISA may be deemed to beneficially own 22,701,648 shares of TMC Common Shares, or approximately 8.6% of the outstanding TMC Common Share. ACV, Aequa Lance Foundation and Mr. Heerema may be deemed to beneficially own 23,701,648 shares of TMC Common Shares, or approximately 8.9% of the outstanding TMC Common Share outstanding.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any TMC Common Shares or has the right to acquire any TMC Common Shares. Each Reporting Person disclaims beneficial ownership of the reported TMC Common Shares except to the extent of its or his respective pecuniary interest therein.

(b)

Regarding the number of TMC Common Shares that the Reporting Persons have the sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, see the cover pages to this Schedule 13D.

(c)	In connection with the Business Combination, AGSA received 14,151,648 shares of TMC Common Shares. In connection with the PIPE Financing, AGSA received 2,000,000 shares of TMC Common Shares and ACV received 1,000,000 shares of TMC Common Shares. On December 24, 2021, AGSA acquired 300,000 shares of TMC Common Shares in a privately negotiated transaction. On August 18, 2022, AGSA acquired 6,250,000 shares of TMC Common Shares in a privately negotiated transaction.

(d)	Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the TMC Common Shares beneficially owned by them.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2022.

Allseas Group S.A.

By:	/s/ Edward Heerema
Name: Edward Heerema
Title: President

Allseas Investments S.A.

By:	/s/ Edward Heerema
Name: Edward Heerema
Title: President

Argentum Cedit Virtuti GCV

By:	/s/ Edward Heerema
Name: Edward Heerema
Title: Zaakvoerder

Stichting Administratiekantoor Aequa Lance Foundation

By:	/s/ Edward Heerema
Name: Edward Heerema
Title: Chairman

/s/ Edward Heerema
Name: Edward Heerema